Exhibit (e)(28)

COMMERCIAL METALS COMPANIES

2005 BENEFIT RESTORATION PLAN

PREAMBLE

WHEREAS, Commercial Metals Company (the “Company”), a corporation formed under the laws of the State of Delaware, previously established the Commercial Metals Companies Benefit Restoration Plan, effective September 1, 1995 (the “Prior Plan”) for the purpose of restoring certain retirement benefits on behalf of a select group of management and highly compensated employees the amounts of which were decreased due to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the Code has been subsequently amended to include Section 409A to govern deferral elections and timing of distributions under certain nonqualified deferred compensation arrangements pursuant to which benefits are earned or vested on or after January 1, 2005;

WHEREAS, in order to preserve the operation and administration of the Prior Plan as it existed prior to January 1, 2005, the Board of Directors of the Company previously resolved to freeze the Prior Plan with respect to all amounts earned and vested on or before December 31, 2004 and to cease future contributions thereto;

WHEREAS, for the purpose of restoring retirement benefits on behalf of a select group of management and highly compensated employees the amounts of which are earned or vested on or after January 1, 2005 and which are decreased due to limitations imposed by the Code, the Company now desires to adopt the Commercial Metals Companies 2005 Benefit Restoration Plan, effective January 1, 2005, (the “Plan”), the terms of which are intended to comply with the applicable requirements of Code Section 409A and to reflect the operation and administration of the Plan for periods commencing on and after January 1, 2005;

WHEREAS, the Company intends that the terms of this Plan shall not affect the administration of the Prior Plan or the benefits to which eligible participants are entitled pursuant to the terms thereunder;

WHEREAS, the Company further intends that the Plan shall be maintained for a select group of management and highly compensated employees of the Company and its Affiliates and any Participant or Beneficiary under the Plan shall have the status of an unsecured general creditor with respect to the Plan and the Trust Fund, if any, established in connection with the Plan;

NOW, THEREFORE, Commercial Metals Company hereby establishes the Commercial Metals Companies 2005 Benefit Restoration Plan, effective January 1, 2005.

ARTICLE I

DEFINITIONS

1.1 “Account” shall mean the record maintained by the Committee showing the monetary value of the individual interest in the Plan of each Participant or Beneficiary. The term “Account” shall refer only to a bookkeeping entry and shall not be construed to require the segregation of assets on behalf of any Participant or Beneficiary.

1.2 “Affiliate” shall mean a member of a controlled group of corporations (as defined in Section 414(b) of the Code), a group of trades or businesses (whether or not incorporated) which are under common control (as defined in Section 414(c) of the Code), or an affiliated service group (as defined in Section 414(m) of the Code) of which the Company is a member; and any entity otherwise required to be aggregated with the Company pursuant to Section 414(o) of the Code or the regulations issued thereunder.

1.3 “Annual Compensation” shall mean the total amounts paid by the Company or an Affiliate to an employee as remuneration for personal services rendered during each Compensation Period (or any portion thereof), including commissions, as reported on the employee’s federal income tax withholding statement or statements (IRS Form W-2 or its subsequent equivalent), together with any amounts not includable in such employee’s gross income pursuant to Sections 125 or 402(g) of the Code, and any amounts deferred by such employee pursuant to Section 3.1 hereof, but Annual Compensation shall not include (1) moving expenses; (2) amounts, if any, realized from the sale, exchange or other disposition of stock acquired under a statutory stock option; (3) Bonus Compensation; and (4) for purposes of Nonelective Safe Harbor Contributions, Matching Contributions and Profit Sharing Contributions, income attributable to equity awards granted on or after July 31, 2007.

1.4 “Beneficiary” shall mean the Beneficiary designated by each Participant under the Profit Sharing Plan; provided, however, that a Participant may designate a different Beneficiary hereunder by delivering to the Committee a written beneficiary designation, in the form provided by the Committee, and executed specifically with respect to this Plan.

1.5 “Board” shall mean the Board of Directors of the Company.

1.6 “Bonus Compensation” shall mean the total amounts paid by the Company or an Affiliate to an employee as a bonus for personal services rendered during a Bonus Period and with respect to which no portion is paid or payable during the Bonus Period in which the services are rendered, excluding, however, for purposes of Nonelective Safe Harbor Contributions, Matching Contributions and Profit Sharing Contributions, (i) amounts received under the Commercial Metals Company 2006 Cash Incentive Plan for Performance Periods (as such term is defined in the 2006 Cash Incentive Plan) of more than one year and ending after August 31, 2007, and (ii) compensation under the Commercial Metals Company Long-Term Incentive Plan attributable to periods ending after August 31, 2007.

1.7 “Bonus Period” shall mean the annual period beginning on September 1 and ending August 31, both dates inclusive of each period.

1.8 “Change in Control” shall mean the occurrence of any one or more of the following events:

(a) any Person (as defined below) becomes the Beneficial Owner (as defined below) of securities of the Company having twenty percent (20%) or more of the total number of votes that may be cast for the election of directors of the Company; or

(b) the shareholders of the Company approve the sale or other disposal of all or substantially all of the assets of the Company (including a plan of liquidation or dissolution) or the merger or consolidation of the Company with or into another corporation, in accordance with the requirements of the Certificate of Incorporation of the Company and applicable law; or

(c) as a result of or in connection with any tender offer, exchange offer, merger or other business combination, sale of assets or contested election of directors, or any combination of the foregoing, the individuals who are directors of the Company just prior to such event shall cease to constitute the majority of the Board.

For purposes of this Section 1.8, a “Person” means any individual, firm, corporation, partnership, trust or other entity. Two or more Persons who agree to act together for the purpose of acquiring, holding, voting, or disposing of securities of the Company shall be deemed a “Person.” Excluded from the definition of “Person” are the Company and any subsidiaries of the Company, whether individually or in any combination.

For purposes of this Section 1.8, a Person is a “Beneficial Owner” of securities of the Company if such Person or any of such Person’s Affiliates (as defined below) or Associates (as defined below) has or shares, directly or indirectly through any contract, arrangement, understanding or otherwise, the power to vote or direct the voting of securities of the Company or the power to dispose or direct the disposition of securities of the Company. A Person shall be the Beneficial Owner of those securities of the Company that such Person or any of such Person’s Affiliates or Associates has the right to become the Beneficial Owner of (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

For purposes of this Section 1.8 only, an “Affiliate” of a specified Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

For purposes of this Section 1.8, an “Associate” of a specified Person is (i) any corporation or organization (other than the Company or any subsidiary of the Company) of which such Person is an officer or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, or (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Company or any subsidiary of the Company.

1.9 “Code” shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

1.10 “Committee” shall mean the Compensation Committee of the Board or its authorized delegate.

1.11 “Company” shall mean Commercial Metals Company or its successor or successors.

1.12 “Compensation Period” shall mean the annual period beginning January 1 and ending December 31, both dates inclusive of each period.

1.13 “Disability” shall mean a physical or mental condition, the occurrence of which shall entitle a Participant to benefits under the long-term disability plan of the Company or an Affiliate in which such individual participates.

1.14 “Distribution Schedule” shall mean, with respect to each deferral election of Annual Compensation and Bonus Compensation, the date elected (or deemed elected) by a Participant, at the time and in the manner described in Section 2.2 hereof, on which distribution of the Participant’s Vested Interest in such amounts elected, and earnings and losses thereon, shall be made or shall commence. The Distribution Schedule elected by a Participant in the event of the Participant’s Separation from Service shall not defer the commencement of distribution of such amounts to a date later than the sixtieth (60th) day following the last day of the calendar year in which the Participant’s Separation from Service occurs.

1.15 “Effective Date” shall mean January 1, 2005.

1.16 “Normal Retirement Age” shall mean the age of sixty-five (65) years.

1.17 “Participant” shall mean an individual who has been designated by the Committee as being eligible to participate in the Plan and who has not received a distribution of his entire Vested Interest.

1.18 “Plan” shall mean the Commercial Metals Companies 2005 Benefit Restoration Plan, as amended from time to time.

1.19 “Plan Year” shall have the meaning set forth in the Profit Sharing Plan.

1.20 “Prior Plan” shall mean the Commercial Metals Companies Benefit Restoration Plan, effective September 1, 1995, as subsequently amended. The Prior Plan was frozen by action of the Board, effective December 31, 2004.

1.21 “Profit Sharing Plan” shall mean the Commercial Metals Companies Profit Sharing and 401(k) Plan, as amended from time to time.

1.22 “Separation from Service” shall mean the date on which the Participant’s employment with the Company is terminated for any reason, whether voluntary or involuntary, other than as a result of the Participant’s death. The determination of whether a Participant’s employment has terminated shall be made in the sole and absolute discretion of the Committee in accordance with Code Section 409A and the guidance promulgated thereunder.

1.23 “Specified Employee” shall mean, for any period during which the Company is publicly traded on an established securities market or otherwise, a Participant who, on the date of his Separation from Service, is treated as a “key employee” as defined under Code Section 416(i)(1)(A)(i), (ii), or (iii)(applied in accordance with the Treasury regulations thereunder and disregarding subparagraph (5) thereof). A Participant will be treated as a Specified Employee on the date of his Separation from Service if such event occurs within the 12-month period following the effective date of the Company’s determination that the Participant is a Specified Employee in accordance with the preceding sentence. The determination date and the effective date of such determination shall be established by resolution of the Board.

1.24 “Trust Agreement” shall mean the agreement, if any, including any amendments thereto entered into between the Company and the Trustee for the accumulation of contributions made under the Plan, and earnings and losses thereon.

1.25 “Trust Fund” shall mean the cash and other properties held and administered by the Trustee pursuant to the Trust Agreement.

1.26 “Trustee” shall mean the designated trustee acting at any time under the Trust Agreement.

1.27 “Valuation Date” shall mean each business day on which the financial markets are open for trading activity.

1.28 “Vested Interest” shall mean that portion of the Participant’s Account in which he has a nonforfeitable right. Each Participant shall have a 100% Vested Interest in the value of the amounts credited to his Account that are attributable to deferrals made by such Participant pursuant to the provisions of Section 3.1 hereof and, for Plan Years prior to January 1, 2008, nonelective safe harbor contributions credited on his behalf pursuant to the provisions of Section 3.2 hereof. In addition, each Participant shall have a Vested Interest equal to a percentage of all amounts credited to his Account that are attributable to matching contributions credited on his behalf pursuant to Section 3.3 hereof and profit sharing contributions credited on his behalf pursuant to Section 3.4 hereof, such percentage to be determined in accordance with the vesting schedule provided under the Profit Sharing Plan and applicable to matching contributions and profit sharing contributions, respectively, thereunder. Notwithstanding the foregoing, each Participant shall have a 100% Vested Interest in the value of his entire Account upon such Participant’s attainment of Normal Retirement Age, death or Disability, or upon the effective date of a Change in Control.

1.29 “Year of Service” shall have the meaning set forth in the Profit Sharing Plan.

ARTICLE II

PARTICIPATION

2.1 Eligibility to Participate. Participation in the Plan shall be made available to a select group of individuals, as determined by the Committee, who are providing services to the Company or an Affiliate in key positions of management and responsibility and who are eligible to make contributions to the Profit Sharing Plan, the amount of which is reduced by reason of the application of the limitations set forth in Sections 401(a)(17) or 402(g)(1) of the Code. The determination as to the eligibility of any individual to participate in the Plan shall be made in the sole and absolute discretion of the Committee, consistent with the policies of the Company in place from time to time, and the decision of the Committee in that regard shall be conclusive and binding for all purposes hereunder. The Committee shall notify each individual selected by the Committee of his eligibility to participate.

2.2 Participation Agreements.

(a) Elections Upon Commencement of Participation. An eligible individual may elect to participate in the Plan by executing a participation agreement in such form and at such time as the Committee shall require, provided that each participation agreement shall be executed within thirty (30) days of the date on which he is notified by the Committee of his initial eligibility to participate hereunder. The Participant’s election shall become effective as of the first day of the payroll period beginning coincident with or immediately following the Committee’s receipt of the Participant’s executed participation agreement, or any subsequent payroll period specified by the Participant. The Participant may, at such time, also irrevocably elect the method of payment and Distribution Schedule under which benefits hereunder will be paid, subject to the restrictions of the Plan. A Participant’s failure to timely submit a participation agreement in accordance with this paragraph (a) shall be deemed an election by the Participant to defer zero percent (0%) of his Annual Compensation and Bonus Compensation for the Compensation Period and Bonus Period, respectively, commencing prior to or coincident with the Participant’s eligibility to participate. A Participant’s failure to elect a method of payment and Distribution Schedule in accordance with this paragraph (a) shall be deemed an election by the Participant to receive his benefits hereunder in a lump sum payment within the sixty (60) day period following such Participant’s Separation from Service. The Participant’s election (or deemed election) shall become irrevocable as of the last day of the 30-day period during which the Participant is permitted to make an election in accordance with this paragraph (a).

(b) Annual Deferral Elections. Except as otherwise provided in Article IV hereof, a Participant’s election (or deemed election) shall, with respect to the deferral of any portion of his Annual Compensation, remain effective for each subsequent Compensation Period for which the Participant is eligible to participate in the Plan and shall, with respect to a deferral of any portion of his Bonus Compensation, remain effective for each subsequent Bonus Period for which the Participant is eligible to participate in the Plan, unless and until such election (or deemed election) is modified or revoked by the Participant in accordance with this paragraph (b). A Participant may modify or revoke an election (including a deemed election) with respect to the deferral of

Annual Compensation and Bonus Compensation for amounts to be earned in a subsequent Compensation Period or Bonus Period, as applicable, by submitting an executed participation agreement to the Committee, in such form as the Committee shall require, no later than, with respect to Annual Compensation, the day immediately preceding the Compensation Period in which such Annual Compensation will be earned and, with respect to Bonus Compensation, the day immediately preceding the Bonus Period in which such Bonus Compensation will be earned.

(c) Subsequent Elections Regarding Time and Form of Benefit. The Committee may, in its sole and absolute discretion, permit a Participant to subsequently modify a prior election (or deemed election) in order to change the method of payment to be received hereunder or to change the date on which payment of such benefit shall be made, provided that (i) such subsequent election shall not take effect for at least twelve (12) months following the date on which the subsequent election is made, (ii) with respect to a payment that the Participant is entitled to receive following his Separation from Service or pursuant to a Distribution Schedule, the payment with respect to which such subsequent election is made is deferred at least five (5) years from the date on which such payment would otherwise have been made absent such subsequent election (or in the case of installment payments, five (5) years from the date the first payment was scheduled to be made), and (iii) with respect to the payment of benefits hereunder pursuant to a Distribution Schedule, such subsequent election is made no less than twelve (12) months prior to the date the payment is scheduled to be made (or in the case of installment payments, five (5) years from the date the first payment was scheduled to be made).

ARTICLE III

CONTRIBUTIONS

3.1 Participant Deferral Elections. An eligible individual who, during any Plan Year, elects to contribute to the Profit Sharing Plan the maximum elective deferral permitted under Section 402(g)(1) of the Code may, with respect to his Annual Compensation, irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him during the Compensation Period, or portion thereof, that is coincident with such Plan Year and, with respect to his Bonus Compensation, irrevocably elect to defer a portion of the Bonus Compensation otherwise payable to him during the Bonus Period, or portion thereof, that is coincident with such Plan Year. The Participant’s deferral election under this Section 3.1 must be stated as a whole percentage of the Participant’s Annual Compensation and a whole percentage of the Participant’s Bonus Compensation, which percentages may not exceed fifty percent (50%). Notwithstanding the foregoing, the aggregate amount of Annual Compensation and Bonus Compensation that a Participant may elect to defer under the Plan for any Plan Year shall be reduced by the total Salary Reduction Contributions (as such term is defined under the Profit Sharing Plan) elected by the Participant to be made to the Profit Sharing Plan for such Plan Year. Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation and Bonus Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid.

3.2 Nonelective Safe Harbor Contributions. As of the last day of each Plan Year commencing prior to January 1, 2008, the Committee shall credit a nonelective safe harbor contribution to the Account of each Participant hereunder, other than Participants who failed to meet the eligibility criteria for participation in the Plan as determined by the Committee with respect to such Plan Year. The nonelective safe harbor contribution hereunder shall equal a percentage of the Annual Compensation paid during the Compensation Period, or portion thereof, that is coincident with such Plan Year and the Bonus Compensation paid (or, for Bonus Periods ending on or before August 31, 2007, accrued) during such Bonus Period, or portion thereof, that is coincident with such Plan Year that, when aggregated, is in excess of the amount set forth in Section 401(a)(17)(A) of the Code (as in effect for such Plan Year). The percentage allocated as a nonelective safe harbor contribution under the Plan shall be equal to the percentage allocated as an ADP Contribution (as such term is defined in the Profit Sharing Plan) to the Profit Sharing Plan for such Plan Year. Any amounts credited, pursuant to this Section 3.2 shall be credited to the Participant’s Account as soon as practicable following the last day of the applicable Plan Year.

3.3 Matching Contributions. As of the last day of each Plan Year, the Committee shall credit a matching contribution to the Account of each Participant who has deferred amounts under the Plan during such Plan Year in accordance with the provisions of Section 3.1 above, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year; or (b) failed to complete a Year of Service during the Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant who met the eligibility criteria for participation in the Plan but whose employment terminated during the Plan Year as a result of death or Disability notwithstanding the conditions set forth in (a) or (b) above and, provided further, that, with respect to the Plan Year commencing on September 1, 2007 and ending on December 31, 2007, the Committee shall credit a contribution under this Section to the Account of a Participant who met the eligibility criteria for participation in the Plan and whose service with the Company and all Affiliates did not terminate prior to December 31, 2007, but who failed to complete a Year of Service during such Plan Year, notwithstanding the condition set forth in (b). The matching contribution shall equal a percentage of the amounts deferred hereunder by the Participant during such Plan Year that is equal to the percentage of Salary Reduction Contributions (as such term is defined in the Profit Sharing Plan) allocated as a Company Matching Contribution (as such term is defined in the Profit Sharing Plan) under the Profit Sharing Plan for such Plan Year. Any amounts credited, pursuant to this Section 3.3 shall be credited to the Participant’s Account as soon as practicable following the last day of the applicable Plan Year.

3.4 Profit Sharing Contributions. As of the last day of each Plan Year, the Committee shall credit a profit sharing contribution to the Account of each Participant hereunder, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year; (b) failed to complete a Year of Service during the Plan Year; or (c) failed to meet the eligibility criteria for participation in the Plan as determined by the Committee with respect to such Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant who met the eligibility criteria for participation in the Plan but whose employment terminated during the Plan Year as a result of death or Disability, notwithstanding the conditions set forth in (a) or (b) above and, provided further, that, with respect to the Plan Year commencing on September 1, 2007 and ending on December 31,

2007, the Committee shall credit a contribution under this Section to the Account of a Participant who met the eligibility criteria for participation in the Plan and whose service with the Company and all Affiliates did not terminate prior to December 31, 2007, but who failed to complete a Year of Service in such Plan Year, notwithstanding the condition set forth in (b). The profit sharing contribution hereunder for each Plan Year shall equal a percentage of the Annual Compensation paid during the Compensation Period, or portion thereof, that is coincident with such Plan Year and the Bonus Compensation paid (or, for Bonus Periods ending on or before August 31, 2007, accrued) during the Bonus Period, or portion thereof, that is coincident with such Plan Year that, when aggregated, is in excess of the amount set forth in Section 401(a)(17)(A) of the Code (as in effect for the Plan Year). The percentage allocated as a profit sharing contribution under the Plan shall be equal to the percentage allocated as a Profit Sharing Contribution (as such term is defined in the Profit Sharing Plan) to the Profit Sharing Plan for such Plan Year. Any amounts credited pursuant to this Section 3.4 shall be credited to the Participant’s Account as soon as practicable following the last day of the applicable Plan Year.

ARTICLE IV

WITHDRAWALS FOR UNFORESEEABLE EMERGENCY

4.1 Request for Withdrawal. In the event of an unforeseeable emergency, a Participant may make a written request to the Committee for a withdrawal from his Vested Interest. For purposes of this Section, the term “unforeseeable emergency” shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or of a dependent (as defined in Section 152 of the Code, without regard to Section 152(b)(1), (b)(2) and (d)(1)(B)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Any determination of the existence of an unforeseeable emergency and the amount to be withdrawn on account thereof shall be made by the Committee in its sole and absolute discretion based on the relevant facts and circumstances of each request. However, notwithstanding the foregoing, a withdrawal will not be permitted to the extent that the financial hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Participant’s assets, to the extent that liquidation of such assets would not itself cause severe financial hardship or (iii) cessation of deferrals under this Plan (and any other nonqualified deferred compensation arrangement sponsored by the Company that is required to be aggregated with this Plan for purposes of Code Section 409A). In no event shall the need to send a Participant’s child to college or the desire to purchase a home be deemed to constitute an unforeseeable emergency. No person serving as a member of the Committee shall vote or decide upon any matter relating to the determination of the existence of his own financial hardship or the amount to be withdrawn by him on account thereof. A request for a financial hardship withdrawal must be made in the manner prescribed by the Committee, and must be expressed as a specific dollar amount. The amount of the distribution may not exceed the amount reasonably necessary to satisfy the financial hardship plus amounts necessary to pay taxes or penalties reasonably anticipated as a result of the distribution. In determining the amount reasonably necessary to satisfy the financial hardship, the Committee shall take into account any additional compensation that is available to the Participant resulting from the cancellation of a deferral election pursuant to Section 4.2 hereof. All financial hardship withdrawals shall be paid in a lump sum in cash and will be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested, pursuant to a designation under Section 5.2 hereof.

4.2 Termination of Deferral Election. Upon a Participant’s receipt of an in-service withdrawal for an unforeseeable emergency pursuant to Section 4.1 above, or to the extent required for a Participant to receive a hardship withdrawal under the Profit Sharing Plan, such Participant’s deferral election under Section 3.1 above shall thereupon be automatically terminated and the Participant shall be prohibited from making any further deferrals hereunder for a period of six (6) months, beginning on the date on which the withdrawal is made. Except to the extent otherwise required in connection with the Participant’s receipt of a hardship withdrawal under the Profit Sharing Plan, a Participant may elect to resume deferrals under this Plan, with respect to Annual Compensation, as of the first Compensation Period, and, with respect to Bonus Compensation, as of the first Bonus Period, immediately following the last day of such six (6) month period by submitting a new participation agreement to the Committee, in such form as the Committee shall require, no later than, with respect to Annual Compensation, the day immediately preceding the Compensation Period in which such Annual Compensation will be earned and, with respect to Bonus Compensation, the day immediately preceding the Bonus Period in which such Bonus Compensation will be earned.

ARTICLE V

VALUATION OF ACCOUNTS AND INCOME

5.1 Valuation of Accounts. As of each Valuation Date, the Committee shall credit to each Participant’s Account the deemed income or losses attributable thereto, as provided in Section 5.2 below, as well as any other credits to or charges against such Account. All payments from an Account between Valuation Dates shall be charged against the Account as of the preceding Valuation Date.

5.2 Participant-Directed Investment. Each Participant, upon becoming a Participant in the Plan, may, in the manner prescribed by the Committee, designate the manner in which his Account shall be deemed to be invested among the various options designated by the Committee for this purpose. This investment designation will continue until changed by the timely submission of a new investment designation. In the absence of any such investment designation, a Participant’s Account shall be deemed to be invested in such property as the Committee, in its sole and absolute discretion, shall determine. An investment designation (or deemed designation) may be changed effective as of any Valuation Date, with respect to future contributions and transfers among investment options, by filing an election with the Committee, in the manner prescribed by the Committee, within the period of time prior to such Valuation Date established by the Committee. The Participant must designate, in such minimum percentages or amounts as may be prescribed by the Committee, that portion of his Account which the Participant wishes to allocate to each deemed investment option offered hereunder. In no event may a Participant designate the investment of his Account in stock or other securities of the Company or any Affiliate. The Committee may, but shall not be obligated to, invest amounts credited to a Participant’s Account in accordance with the investment designations of such Participant; nevertheless, the Account of such Participant shall be credited with the amount of income, gains and losses attributable thereto, as if the amounts credited to such Account had been so invested. The Committee shall be authorized at any time and from time to time to modify, alter, delete or add to the deemed investment options hereunder. In the event a modification occurs, the Committee shall notify those Participants whom the Committee, in its sole and absolute discretion, determines are affected by the change, and shall give such persons such additional time as is determined necessary by the Committee to designate the manner and percentage in which amounts thereby affected shall be deemed invested. The Committee shall not be obligated to substitute options with similar investment criteria for existing options, nor shall it be obligated to continue the types of deemed investment options presently available to the Participants. Notwithstanding any of the foregoing provisions, in no event shall the Committee or the Company be responsible for implementing the deemed investment designation of a Participant unless proper notice of such designation is given to the Committee in the manner prescribed by the Committee.

ARTICLE VI

PAYMENT OF BENEFITS

6.1 General. Except to the extent otherwise provided in this Article VI, distribution of a Participant’s Vested Interest shall be made, in cash, in accordance with such Participant’s election (or deemed election). Notwithstanding the foregoing, or any provision of this Article VI to the contrary, a distribution to which a Specified Employee becomes entitled hereunder shall not commence prior to the first day of the seventh (7th) month following the date of such Participant’s Separation from Service or if earlier, the Participant’s death, or, if applicable, pursuant to Section 6.4 hereof. The amount credited to the Participant’s Account for purposes of a distribution hereunder shall be determined as of the Valuation Date coincident with or next preceding the date of distribution, increased by the amount, if any, the Participant has elected to defer and Company contributions to be credited after such Valuation Date in accordance with Article III hereof.

6.2 Method of Payment. Distribution of a Participant’s Vested Interest shall be made in a cash lump sum; provided, however, that distribution following the Participant’s attainment of Normal Retirement Age or upon his Separation from Service on account of Disability or following completion of twenty-five (25) Years of Service may be made in the form of annual installments over a period certain, but not to exceed twenty (20) years, as elected by the Participant; provided, however, that payment will be made in a lump sum in any event if (a) at the time distribution of the Participant’s Vested Interest is to commence, or at any time thereafter, the value of the Participant’s Vested Interest is less than $10,000 or, for distributions made in Plan Years commencing on and after January 1, 2008, the amount specified in Section 402(g)(1)(B) of the Code and (b) the lump sum payment will result in the complete distribution of the Participant’s benefit under this Plan and all agreements, methods, programs and arrangements sponsored by the Company that would be aggregated with this Plan under Treasury Regulations §1.409A-1(c)(2). If distribution of a Participant’s Vested Interest is made in installments, such payments shall be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested pursuant to his designation under Section 5.2 hereof. Furthermore, the Committee shall continue to credit the unpaid balance of the Participant’s Account with the deemed income and losses attributable thereto in accordance with such Participant’s elections (or deemed elections) pursuant to the provisions of Section 5.2 hereof, as well as with any other credits to or charges against the unpaid balance of such Account, during the period for which installment payments are made.

6.3 Payments Upon Death of Participant. Notwithstanding any provision herein to the contrary, distribution of a Participant’s Vested Interest on account of death shall be made in a lump sum in cash to his Beneficiary within the sixty (60) day period following the Participant’s death. In the event of the Participant’s death during a period of installment payments, the remainder of the Participant’s Vested Interest shall be paid in a cash lump sum to his Beneficiary within the sixty (60) day period following the Participant’s death.

6.4 Payments For Tax Purposes. Notwithstanding any provision of this Article VI to the contrary, the benefits payable hereunder may, to the extent expressly provided in this Section 6.4, be paid prior to the date on which they would otherwise be paid to the Participant.

(a) Income Inclusion Under Section 409A. If the Plan fails to meet the requirements of Code Section 409A, benefits may be paid to an affected Participant hereunder before they would otherwise be paid, provided, however, that the amount paid to the Participant shall not exceed the lesser of (i) the amount credited to such Participant’s Account or (ii) the amount to be reported pursuant to Code Section 409A on the applicable Form W-2 (or Form 1099) as taxable income to the Participant.

(b) Withholding Purposes. If the Company is required to withhold amounts to pay the Participant’s portion of the Federal Insurance Contributions Act (FICA) tax imposed under Code Sections 3101, 3121(a) or 3121(v)(2) with respect to amounts that are or will be paid to the Participant under the Plan before they otherwise would be paid, the Plan Administrator may withhold an amount equal to the lesser of: (i) the amount credited to the Participant’s Account or (ii) the aggregate of the FICA taxes imposed and the income tax withholding related to such amount.

6.5 Delay for Compelling Business Reasons. Notwithstanding any provision of this Article VI to the contrary, the benefits payable hereunder may, to the extent expressly provided in this Section 6.5, be paid later than the date on which they would otherwise be paid to the Participant.

(a) Going Concern. In the event the Board determines that the making of any payment on the date specified hereunder would jeopardize the ability of the Company to continue as a going concern, the Committee may delay the payment of benefits under this Article VI until the first calendar year in which the Board notifies the Committee that the payment of benefits would not have such effect.

(b) Loss of Deduction. In the event the Board determines that the Company’s Federal income tax deduction for benefits hereunder would not be permitted due to the application of Code Section 162(m), the Committee may delay the date on which payment of such benefits would otherwise be made or commence, provided that the payment is made either (i) in the first taxable year of the Participant in which the Company reasonably anticipates (or should reasonably anticipate) that the Federal income tax deduction of such payment would not be barred by application of Code Section 162(m) or (ii) during the period beginning with the date of the Participant’s Separation from Service and ending on the later of the last day of the taxable year of the Company in which the Participant’s Separation from Service occurred or, if later the 15th day of the third month following the Participant’s Separation from Service. In the case of a Specified Employee, however, the period described in clause (ii) of the immediately preceding sentence shall instead be measured from the first day of the seventh (7th) month following such Participant’s Separation from Service to the last day of the taxable year of the Company in which such date occurred or, if later, the 15th day of the third month following such date.

(c) Violation of Securities Laws. In the event the Board reasonably anticipates that the payment or commencement of benefits hereunder will violate Federal securities laws or other applicable law (other than Code Section 409A), the date on which payment of such benefits would otherwise be made or commence may be delayed until the earliest date on which the Board reasonably anticipates that the making or commencement of such payment would not cause such violation.

6.6 Administrative Delay in Payment. The payment of benefits hereunder shall begin on the date specified in accordance with the provisions of the foregoing paragraphs of this Article VI; provided that, in the case of administrative necessity, the payment of such benefits may be delayed up to the later of the last day of the calendar year in which payment would otherwise be made or the 15th day of the third calendar month following the date on which payment would otherwise be made. Further, if, as a result of events beyond the control of the Participant (or following the Participant’s death, the Participant’s Beneficiary), it is not administratively practicable for the Plan Administrator to calculate the amount of benefits due to Participant as of the date on which payment would otherwise be made, the payment may be delayed until the first calendar year in which calculation of the amount is administratively practicable.

6.7 No Participant Election. Notwithstanding the foregoing provisions, if the period during which payment of benefits hereunder will be made occurs, or will occur, in two calendar years, the Participant shall not be permitted to elect the calendar year in which the payment shall be made.

ARTICLE VII

ADMINISTRATION OF THE PLAN

7.1 Plan Committee. The Plan shall be administered by the Committee. No member of the Committee shall receive compensation with respect to his services for the performance of his duties hereunder. The Committee shall perform any act which the Plan authorizes expressed by a vote at a meeting or in a writing signed by a majority of its members without a meeting. The Committee shall serve without bond or security for the performance of his duties hereunder unless applicable law makes the furnishing of such bond or security mandatory or unless required by the Company.

7.2 Actions of Committee. The Committee may, by a writing signed by a majority of its members, appoint any member of the Committee to act on behalf of the Committee. No member of the Committee shall vote or decide upon any matter relating solely to himself or vote in any case in which his individual right or claim to any benefit under the Plan is particularly involved. In any matter or case in which a person is so disqualified to act, the members of the

Committee who are not so disqualified to act, or in the event all of the members of the Committee are so disqualified to act, the Board ,will resolve such matter or case, or will appoint a temporary substitute to exercise all of the powers of the disqualified person or persons concerning the matter or case in which he is disqualified.

7.3 Delegation, Expenses and Indemnification. The Committee may designate in writing other persons to carry out its responsibilities under the Plan, and may remove any person designated to carry out its responsibilities under the Plan by notice in writing to that person. The Committee may employ persons to render advice with regard to any of its responsibilities. All usual and reasonable expenses of the Committee shall be paid by the Company. The Company shall indemnify and hold harmless each member of the Committee and any individual appointed by the Committee to act on its behalf from and against any and all claims and expenses (including, without limitation, attorney’s fees and related costs), in connection with the performance by such person of his duties in that capacity, other than any of the foregoing arising in connection with the willful neglect or willful misconduct of the person so acting.

7.4 Actions of Committee. The Committee may establish rules, not contrary to the provisions of the Plan, for the administration of the Plan and the transaction of its business. The Committee shall determine the eligibility of any individual to participate in the Plan, shall interpret the Plan in its sole and absolute discretion, and shall determine all questions arising in the administration, interpretation and application of the Plan. All determinations of the Committee shall be conclusive and binding on all employees, Participants and Beneficiaries, subject to the provisions of this Plan and applicable law.

7.5 Actions of Company. Any action to be taken hereunder by the Company shall be taken by resolution adopted by the Board, or an executive committee thereof; provided, however, that by resolution, the Board, or an executive committee thereof, may delegate to any officer of the Company the authority to take any actions hereunder, other than the power to amend or terminate the Plan.

ARTICLE VIII

CLAIM REVIEW PROCEDURE

8.1 Denial of Benefits. A Participant or Beneficiary (the “Claimant”) who believes he is entitled to benefits hereunder that have not been paid may file a written claim for benefits with the Committee. Within a reasonable period of time thereafter, but not later than ninety (90) days (unless the Committee determines that special circumstances require an extension of time) following receipt of the written claim, the Committee will determine the Claimant’s entitlement to the benefits requested. If the Committee determines that an extension of time is required, the Committee will, prior to expiration of the initial 90-day period, notify the Claimant, in writing, of the extension, along with an explanation of the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision, which shall not be later than one hundred eighty (180) days from the Committee’s receipt of the claim. If the claim is denied, the Committee will furnish the Claimant a written notice stating: (a) the specific reason or reasons for denial of the claim, (b) a specific reference to pertinent Plan provisions on which the denial is based, (c) a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary, and (d) an explanation of the Plan’s claim review procedure and the time limits applicable to such procedures.

8.2 Appeal of Denial of Benefits. A Claimant may appeal to the Committee any claim that is denied by submitting a written request for review within sixty (60) days after notice of the claim denial. The written appeal must (i) request a review of the claim under the Plan, (ii) set forth all grounds under which the request for review is based and any facts in support thereof, and (iii) set forth any issues or comments that the Claimant deems pertinent to the appeal. The Claimant may also submit documents, records and other information relating to the claim for benefits. In preparing the request for review, the Claimant will be entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim for benefits. The Committee’s review will take into account all comments, documents, records, and other information submitted by the Claimant and relating to the claim, without regard to whether such information was submitted or considered in the Committee’s initial benefit determination. The Committee will notify the Claimant in writing of its decision within sixty (60) days (unless the Committee determines that special circumstances require an extension of time) after receipt of the request for review. If the Committee determines that an extension of time is required, it will, prior to expiration of the initial 60-day period, notify the Claimant, in writing, of the extension, along with an explanation of the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision, which shall not be later than one hundred twenty (120) days from the Committee’s receipt of the Claimant’s request for review. If the Claimant’s appeal is denied, the written notification of the Committee will contain specific reasons for the decision and will refer to the specific Plan provisions on which the decision is based, and will contain a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claim for benefits. The decision of the Committee will be final and conclusive as to any claim filed hereunder.

8.3 Reimbursement of Fees. The Company shall promptly reimburse each Claimant for his legal fees reasonably incurred in successfully attempting to secure payment of the benefit to which such Claimant is entitled hereunder.

ARTICLE IX

LIMITATION OF RIGHTS

The establishment of this Plan shall not be construed as giving to any employee, Participant or Beneficiary, or any person whomsoever, any legal, equitable or other rights against the Company, or its officers, directors, agents or shareholders, or as giving to any Participant or Beneficiary any equity or other interest in the assets or business of the Company or shares of Company stock or as giving any employee the right to be retained in the employment of the Company. All employees shall be subject to discharge to the same extent they would have been if this Plan had never been adopted. The rights of a Participant hereunder shall be solely those of an unsecured general creditor of the Company.

ARTICLE X

LIMITATION OF ASSIGNMENT AND PAYMENTS TO

LEGALLY INCOMPETENT DISTRIBUTEE

10.1 Non-Alienation of Benefits. No benefits that shall be payable under the Plan to any person shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of the same shall be void. No benefit shall in any manner be subject to the debts, contracts, liabilities, engagements or torts of any person, nor shall it be subject to attachment or legal process for or against any person, except to the extent required by law.

10.2 Incapacitated Distributee. Whenever any benefit which shall be payable under the Plan is to be paid to or for the benefit of any person who is then a minor or determined by the Committee, on the basis of qualified medical advice, to be incompetent, the Committee need not require the appointment of a guardian or custodian, but shall be authorized to cause the same to be paid over to the person having custody of the minor or incompetent, or to cause the same to be paid to the minor or incompetent without the intervention of a guardian or custodian, or to cause the same to be paid to a legal guardian or custodian of the minor or incompetent, if one has been appointed, or to cause the same to be used for the benefit of the minor or incompetent.

ARTICLE XI

AMENDMENT TO OR TERMINATION OF THE PLAN

The Company reserves the right at any time to amend or terminate the Plan in whole or in part by resolution of the Board. No amendment shall have the effect of retroactively changing or depriving Participants or Beneficiaries of rights already accrued under the Plan. In the event that the Company shall change its name, the Plan shall be deemed amended to reflect the name change without further action of the Company, and the language of the Plan shall be changed accordingly. Upon termination of the Plan, benefits hereunder shall be paid at the time and in the manner as otherwise provided herein; provided, however, that, notwithstanding the foregoing, the Company, in its sole and absolute discretion, may accelerate the payment of benefits hereunder in the event that termination of the Plan occurs in accordance with one of the following:

a. Termination and liquidation of the Plan within 12 months of a corporate dissolution taxed under section 331, or with the approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), provided that the amounts deferred under the Plan are included in the Participants’ gross income in the latest of the following years (or, if earlier, the taxable year in which the amount is actually or constructively received):

(1) The calendar year in which the Plan termination and liquidation occurs;

(2) The first calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

(3) The first calendar year in which the payment is administratively practicable.

b. Termination and liquidation of the Plan pursuant to an irrevocable action taken by the Board within the 30 days preceding, or the 12 months following, a “change in control” event (as defined in Treasury Regulations §1.409A-3(i)(5)), provided that all agreements, methods, programs and other arrangements sponsored by the Company immediately after the time of the change in control event with respect to which deferrals of compensation are treated as having been deferred under a single plan under Treasury Regulations §1.409A-1(c)(2) are terminated and liquidated with respect to each Participant that experienced the change in control event, so that under the terms of the termination and liquidation of the Plan all such Participants are required to receive all amounts of compensation deferred under the terminated agreements, methods, programs and arrangements within 12 months of the date the Board irrevocably takes all necessary actions to terminate and liquidate the agreements, methods, programs and arrangements.

c. Termination and liquidation of the Plan upon satisfaction of the following conditions:

(1) The termination and liquidation of the Plan does not occur proximate to a downturn in the financial health of the Company;

(2) The Company terminates and liquidates all agreements, methods, programs and arrangements sponsored by the Company that would be aggregated with the Plan under Treasury Regulations §1.409A-1(c) if the same Participant had deferrals of compensation under all of the agreements, methods, programs and arrangements that are terminated and liquidated;

(3) No payments in liquidation of the Plan are made within 12 months of the date the Board takes all necessary action to irrevocably terminate and liquidate the Plan other than payments that would be payable under the Plan if the action to terminate and liquidate the Plan had not occurred;

(4) All payments are made within 24 months of the date the Board takes all necessary action to irrevocably terminate and liquidate the Plan; and

(5) The Company does not adopt a new plan that would be aggregated within any terminated and liquidated plan under Treasury Regulations §1.409A-1(c), if the same Participant participated in both plans, at any time within three (3) years following the date the Board takes all necessary action to irrevocably terminate and liquidate the Plan.

d. Such other events and conditions as may be prescribed by the Commissioner of Internal Revenue in generally applicable guidance published in the Internal Revenue Bulletin.

ARTICLE XII

STATUS OF PARTICIPANT AS UNSECURED CREDITOR

All benefits under the Plan shall be the unsecured obligations of the Company and, except for those assets that may be placed in a Trust Fund established in connection with this Plan, no assets will be placed in trust or otherwise segregated from the general assets of the Company for the payment of obligations hereunder. If assets are placed in a Trust Fund, the Trust Agreement, to the extent required by the Code, shall conform in all material respects to the model trust set forth in Internal Revenue Service Revenue Procedure 92-64. To the extent that any person acquires a right to receive payments hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

ARTICLE XIII

GENERAL AND MISCELLANEOUS

13.1 No Effect on Profit Sharing Plan or Prior Plan. Any benefits payable under the terms of the Profit Sharing Plan or the Prior Plan shall be payable solely in accordance with the terms and provisions thereof, and nothing in this Plan shall operate or be construed in any way to modify, amend or affect the terms and provisions of either the Profit Sharing Plan or the Prior Plan.

13.2 Severability. In the event that any provision of this Plan shall be declared illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of this Plan but shall be fully severable and this Plan shall be construed and enforced as if said illegal or invalid provision had never been inserted herein.

13.3 Construction. The section headings and numbers are included only for convenience of reference and are not to be taken as limiting or extending the meaning of any of the terms and provisions of this Plan. References to Code Sections, Treasury regulations, and other guidance shall include any successor provision, regulation or guidance issued following the Effective Date. Whenever appropriate, words used in the singular shall include the plural or the plural may be read as the singular. When used herein, the masculine gender includes the feminine gender. In the event any provision of this Plan is ambiguous, the Committee shall interpret such provision in such manner as is necessary to comply with the requirements of Code Section 409A.

13.4 Governing Law. The validity and effect of this Plan and the rights and obligations of all persons affected hereby shall be construed and determined in accordance with the laws of the State of Texas unless superseded by federal law.

13.5 No Requirement to Fund. The Company is not required to set aside any assets for payment of the benefits provided under this Plan; however, it may do so as provided in the Trust Agreement, if any. A Participant shall have no security interest in any such amounts. It is the Company’s intention that this Plan be construed as a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

13.6 Taxes. All amounts payable hereunder shall be reduced by any and all federal, state and local taxes imposed upon the Participant or his Beneficiary which are required to be paid or withheld by the Company or an Affiliate.